UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing ("Filer"): MI Developments Inc.
B.	This is (check one):
☒ An original filing for the Filer.
☐ An amended filing for the Filer.
C.	Identify the filing in conjunction with which this form is being filed:
	Name of Registrant:	MI Developments Inc.
	Form type:	Annual Report on Form 40-F
	File number (if known):	001-31728
	Filed by:	MI Developments Inc.
	Date filed (if filed concurrently, so indicate):	March 30, 2005 (concurrent with filing of Form 40-F)
D.	The Filer is incorporated or organized under the laws of:
Ontario, Canada
and has its principal place of business at:
455 Magna Drive Aurora, Ontario L4G 7A9 Canada Telephone: (905) 713-6322
E.	The Filer designates and appoints CT Corporation System (the "Agent"), located at:
111 Eighth Avenue New York, New York 10011 Telephone: (212) 894-8700

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

  (a)
  Any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the "Commission"); and

  (b)
  Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

        F.     The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

        G.    The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aurora, Province of Ontario, Canada this 9th day of March, 2005.

Filer: MI Developments Inc.

By:	/s/ RICHARD J. CROFTS Name: Richard J. Crofts Title: Executive Vice-President, Corporate Development, General Counsel and Secretary

        This statement has been signed by the following person in the capacity indicated on the 16th day of March, 2005.

CT Corporation System as Agent for Service of Process for MI Developments Inc.
By:	/s/ LINDA SMITH Name: Linda Smith Title: Contract Agency Specialist